ELYSIAN PRESS LLC (the "Company") a Delaware Company

Financial Statements

For the fiscal year ended December 31, 2023 and 2024

Balance Sheet

ELYSIAN PRESS LLC

As of December 31, 2024

DISTRIBUTION ACCOUNT	TOTAL
Assets	
Current Assets	
Bank Accounts	
Accounts Receivable	
Other Current Assets	
Total for Current Assets	**0**
Fixed Assets	
Long-term office equipment	0
Phones	593.00
Total for Long-term office equipment	**$593.00**
Total for Fixed Assets	**$593.00**
Other Assets	
Total for Assets	**$593.00**
Liabilities and Equity	
Liabilities	
Current Liabilities	
Accounts Payable	
Credit Cards	
Other Current Liabilities	
Total for Current Liabilities	**0**
Long-term Liabilities	
Total for Liabilities	**0**
Equity	
Retained Earnings	5,456.00
Net Income	17,476.33
Owner draws	-23,849.33
Owner investments	1,510.00
Total for Equity	**$593.00**
Total for Liabilities and Equity	**$593.00**

Balance Sheet

ELYSIAN PRESS LLC

As of December 31, 2023

DISTRIBUTION ACCOUNT	TOTAL
Assets	
Current Assets	
Bank Accounts	
Accounts Receivable	
Other Current Assets	
Total for Current Assets	**0**
Fixed Assets	
Other Assets	
Total for Assets	**0**
Liabilities and Equity	
Liabilities	
Current Liabilities	
Accounts Payable	
Credit Cards	
Other Current Liabilities	
Total for Current Liabilities	**0**
Long-term Liabilities	
Total for Liabilities	**0**
Equity	
Retained Earnings	-11,510.00
Net Income	26,966.00
Owner draws	-16,966.00
Owner investments	1,510.00
Total for Equity	**0**
Total for Liabilities and Equity	**0**

Profit and Loss

ELYSIAN PRESS LLC

January 1-December 31, 2024

DISTRIBUTION ACCOUNT	TOTAL
Income	
Sales	39,881.08
Total for Income	**$39,881.08**
Cost of Goods Sold	
Gross Profit	**$39,881.08**
Expenses	
Advertising & marketing	150.00
Contract labor	0
Design	3,990.00
Total for Contract labor	**$3,990.00**
Meals	0
Travel meals	1,011.92
Total for Meals	**$1,011.92**
Office expenses	$3,367.00
Software & apps	5,869.00
Total for Office expenses	**$9,236.00**
Research (Books & Media)	5,607.00
Travel	0
Hotels	1,881.32
Vehicle rental	411.51
Total for Travel	**$2,292.83**
Total for Expenses	**$22,287.75**
Net Operating Income	**$17,593.33**
Other Income	
Other Expenses	
Home office	117.00
Total for Other Expenses	**$117.00**
Net Other Income	**-$117.00**
Net Income	**$17,476.33**

Profit and Loss

ELYSIAN PRESS LLC
January 1-December 31, 2023

DISTRIBUTION ACCOUNT	TOTAL
Income	
Sales	33,097.00
Total for Income	**$33,097.00**
Cost of Goods Sold	
Gross Profit	**$33,097.00**
Expenses	
Legal & accounting services	1,075.00
Office expenses	0
Software & apps	2,345.00
Total for Office expenses	**$2,345.00**
Research (Books & Media)	1,621.00
Supplies	74.00
Utilities	0
Phone service	1,016.00
Total for Utilities	**$1,016.00**
Total for Expenses	**$6,131.00**
Net Operating Income	**$26,966.00**
Other Income	
Other Expenses	
Net Other Income	**0**
Net Income	**$26,966.00**

ELYSIAN PRESS LLC

Statement of Cash Flows

January - December 2024

	TOTAL
OPERATING ACTIVITIES	
Net Income	17,476.33
Adjustments to reconcile Net Income to Net Cash provided by operations:	
Net cash provided by operating activities	**$17,476.33**
INVESTING ACTIVITIES	
Long-term office equipment:Phones	-593.00
Net cash provided by investing activities	**$ -593.00**
FINANCING ACTIVITIES	
Owner draws	-6,883.33
Retained Earnings	-10,000.00
Net cash provided by financing activities	**$ -16,883.33**
NET CASH INCREASE FOR PERIOD	**$0.00**
CASH AT END OF PERIOD	**$0.00**

ELYSIAN PRESS LLC

Statement of Cash Flows

January - December 2023

	TOTAL
OPERATING ACTIVITIES	
Net Income	26,966.00
Adjustments to reconcile Net Income to Net Cash provided by operations:	
Net cash provided by operating activities	**$26,966.00**
FINANCING ACTIVITIES	
Owner draws	-16,966.00
Retained Earnings	-10,000.00
Net cash provided by financing activities	**$ -26,966.00**
NET CASH INCREASE FOR PERIOD	**$0.00**
CASH AT END OF PERIOD	**$0.00**

ELYSIAN PRESS LLC
Statement of Changes in Equity

Accounts	2024 Amount ($)	2023 Amount ($)
Retained Earnings	5,456.00	(11,510.00)
Net Income (Loss)	17,476.33	26,966.00
Owner Draws	(23,849.33)	(16,966.00)
Owner Investments	1,510.00	1,510.00
Total Equity	**593.00**	**0.00**

ELYSIAN PRESS LLC
Notes to the Financial Statements
For the fiscal year ended December 31, 2023 and 2024
$USD

1. ORGANIZATION AND PURPOSE

ELYSIAN PRESS LLC (the "Company") is a company organized on January 21, 2022 under the laws of Delaware.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

A summary of the Company's significant accounting policies applied in the preparation of the accompanying financial statements follows:

a) Basis of Accounting

The Company prepares its financial statements on an accrual basis of accounting in conformity with accounting principles generally accepted in the United States of America (GAAP). Under the accrual basis of accounting, revenues are recorded when earned and expenses are recorded at the time liabilities are incurred.

b) Use of Estimates and Assumptions

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

c) Cash and Cash Equivalents

Cash and cash equivalents include all cash balances, and highly liquid investments with maturities of three months or less when purchased.

d) Legal Fees

Legal fees consist of legal services provided for the creation of the Company and equity financing.

e) Use of Estimates

The preparation of financial statements requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

3. COMMITMENTS, CONTINGENCIES, COMPLIANCE WITH LAWS AND REGULATIONS

We are currently not involved with or know of any pending or threatening litigation against the Company or any of its officers. Further, the Company is currently complying with all relevant laws and regulations.

4. SUBSEQUENT EVENT

The Company has evaluated events and transactions subsequent to the period. No events require recognition in the financial statements or disclosures of the Company per the definitions and requirements of ASC Section 855-10, Subsequent Events.